

DIVISION OF
CORPORATION FINANCE

May 25, 2007

Via Facsimile (720) 904-7619 and U.S. Mail

Steven E. Segal, Esq.
Greenberg Traurig, LLP
The Tabor Center
1200 17th Street, Suite 2400
Denver, CO 80202

> **Re: Pomeroy IT Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 18, 2007**
> **File No. 000-20022**

Dear Mr. Segal:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

1.   Please fill in the blanks in your document.

Cover Page

2.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Proxy Solicitation and Expenses

3.   We note that you and D.F. King may employ various methods to solicit proxies, including mail, telephone, telegraph, facsimile, e-mail, in person and in postings on your web site or otherwise. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4.   Please describe what other methods of soliciting proxies will be used rather than state "otherwise." Also, tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

5.   We note your disclosure that broker non-votes will be counted for quorum purposes. Given that this election is contested, please tell us, with a view toward revised disclosure, your basis for counting broker non-votes towards a quorum in this election.

6.   We note your disclosure that the persons listed in Appendix A "may be deemed" participants. Please refer to the definition of "participant" in Instruction 3 to Item 4 of Schedule 14A and revise your disclosure to remove doubt as to who is or is not a participant in your solicitation. Please make a similar revision in Appendix A.

Reasons for the Board's Opposition to the Flagg Street Nominees, page 1

7.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, *for example*, your assertion that the board believes recent results of operations and prospects demonstrate that current management is successfully implementing your strategy and that the board believes a change in the board composition, even of a minority of directors, or in management would be disruptive to your efforts to maximize stockholder value.

8.   You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9. We note your concerns about Flagg Street nominees' lack of experience in and knowledge of

the company's business.

9.   Please tell us, with a view toward revised disclosure, what specific SEC
        regulation requires the execution of a confidentiality agreement, as stated in the
        fifth bullet point on page 1.

10.   With respect to the fourth and fifth bullet points on page 1, please provide
        additional background relating to your discussions with Flagg Street and its
        representatives. We note the description of potential settlement discussions
        included in Flagg Street's proxy materials.

11.   Please provide support for your statement that Flagg Street could try to generate
        "potential adverse publicity" about the company, its board or its management.
        Refer to Rule 14a-9.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments.
Clearly and precisely mark the changes to the preliminary proxy statement effected by
the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may
have further comments upon receipt of your amendment; therefore, please allow adequate
time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses
to our comment letter and providing any supplemental information we have requested.
You should transmit the letter via EDGAR under the label "CORRESP." In the event
that you believe that compliance with any of the above comments is inappropriate,
provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company is in
possession of all facts relating to its disclosure, it is responsible for the accuracy and
adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                    Sincerely,

                                    Daniel F. Duchovny
                                    Special Counsel
                                    Office of Mergers and Acquisitions